UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

Overseas Shipholding Group, Inc.
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

690368 10 5
(CUSIP Number)

Peter G. Samuels, Esq., Proskauer Rose LLP Eleven Times Square, New York New York 10036 (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ].

Check the following box if a fee is being paid with this statement: [  ].

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Oudi Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500*
	8	SHARED VOTING POWER 3,821,118
	9	SOLE DISPOSITIVE POWER 11,500*
	10	SHARED DISPOSITIVE POWER 3,821,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,832,618
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.58%
14		TYPE OF REPORTING PERSON IN
_______________
* Includes 4,000 options held by the reporting person.

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Diane Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,821,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,821,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,821,118
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Ariel Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000**
	8	SHARED VOTING POWER 3,821,118
	9	SOLE DISPOSITIVE POWER 2,000**
	10	SHARED DISPOSITIVE POWER 3,301,243
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,823,118
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.55%
14		TYPE OF REPORTING PERSON IN
__________________
** Includes 2,000 options held by the reporting person.

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Leon Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,821,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,307,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,821,118
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Yudith Yovel Recanati S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,821,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,301,243
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,821,243
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.54%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 519,875
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%
14		TYPE OF REPORTING PERSON OO - Trust

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 8 of 11 Pages

1		NAME OF REPORTING PERSONS Michael Recanati, individually and as trustee of Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,368
	8	SHARED VOTING POWER 3,821,118
	9	SOLE DISPOSITIVE POWER 16,368
	10	SHARED DISPOSITIVE POWER 3,821,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 3,837,486
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 690368 10 5		Page 9 of 11 Pages

1		NAME OF REPORTING PERSONS Michele Kahn, as trustee of Starec Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X| (b) |_|
3		SEC USE ONLY
4		SOURCE OF FUNDS NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 519,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 519,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON 519,875
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%
14		TYPE OF REPORTING PERSON IN

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement on Schedule 13D, as amended from time to time, is amended by adding the following paragraphs:

Commencing on August 23, 2011, Oudi Recanati purchased, with personal funds, an aggregate of 307,605 shares of Common Stock in open market purchases on the New York Stock Exchange, as set forth below.

Date	Number of Shares	Price
8/23/2011	100,000	$15.29
8/23/2011	100	$15.00
8/24/2011	50,000	$15.80
8/25/2011	10,100	$15.00
8/26/2011	89,800	$15.55
8/26/2011	4,342	$15.00
9/6/2011	50,000	$16.23
9/6/2011	3,263	$15.97

Pursuant to the First Amendment to the Amended and Restated Stockholders Agreement, among Diane Recanati, Oudi Recanati, Leon Recanati, Capital Generations Company Ltd., Yudith Recanati, Ariel Recanati, David Recanati, the SEAVIEW Trust and Starec Trust, dated as of December 18, 2003, each of Oudi Recanati, Diane Recanati, Ariel Recanati, Leon Recanati, Yudith Recanati and Michael Recanati, may be deemed to share the power to vote 3,821,118 shares of Common Stock and the power to dispose of 3,301,243 shares of Common Stock.

Pursuant to a separate Stockholders Agreement, by and among Diane Recanati, Oudi Recanati and Starec Trust, dated as of September 10, 2003, each of Diane Recanati, Oudi Recanati, Starec Trust, Michael Recanati, as trustee of Starec Trust, and Michele Kahn, as trustee of Starec Trust, may be deemed to share the power to dispose of 519,875 shares of Common Stock.

In addition, Diane Recanati, Oudi Recanati, Leon Recanati, Yudith Recanati, Ariel Recanati and Michael Recanati, as directors and officers of the Recanati Foundation, may be deemed to share the power to vote and dispose of 52,146 shares of Common Stock held by The Recanati Foundation.

Oudi Recanati and Ariel Recanati have options (exercisable within 60 days) to purchase 4,000 and 2,000 shares of Common Stock, respectively, under the Issuer's Non-Employee Directors Stock Option Plan.

Item 7.                       Material to Be Filed as Exhibits

1.  Joint Filing Agreement.

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

9/21/2011	/s/ Oudi Recanati
Date	Oudi Recanati

9/21/2011	/s/ Diane Recanati
Date	Diane Recanati

9/21/2011	/s/ Ariel Recanati
Date	Ariel Recanati

9/21/2011	/s/ Leon Recanati
Date	Leon Recanati

9/21/2011	/s/ Yudith Yovel Recanati
Date	Yudith Yovel Recanati

Starec Trust

9/21/2011	/s/Michael Recanati
Date	Michael Recanati, individually and as Investment Trustee of Starec Trust

9/21/2011	/s/ Michele Kahn
Date	Michele Kahn, as Investment Trustee of Starec Trust

JOINT FILING AGREEMENT

        Oudi Recanati, Diane Recanati, Ariel Recanati, Leon Recanati, Yudith Yovel Recanati, Michael Recanati, individually and as Investment Trustee of Starec Trust, and Michele Kahn, as Investment Trustee of Starec Trust, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

9/21/2011	/s/ Oudi Recanati
Date	Oudi Recanati

9/21/2011	/s/ Diane Recanati
Date	Diane Recanati

9/21/2011	/s/ Ariel Recanati
Date	Ariel Recanati

9/21/2011	/s/ Leon Recanati
Date	Leon Recanati

9/21/2011	/s/ Yudith Yovel Recanati
Date	Yudith Yovel Recanati

Starec Trust

9/21/2011	/s/Michael Recanati
Date	Michael Recanati, individually and as Investment Trustee of Starec Trust

9/21/2011	/s/ Michele Kahn
Date	Michele Kahn, as Investment Trustee of Starec Trust